Filed pursuant to Rule 253(g)(2)
File No. 024-10615
Cottonwood Multifamily REIT II, Inc.

Supplement No. 1 Dated September 27, 2017
To the Offering Circular Dated July 17, 2017
This document supplements the offering circular of Cottonwood Multifamily REIT II, Inc. dated July 17, 2017 (the “Offering Circular”), and should be read in conjunction with the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
The purpose of this supplement is to disclose:

•	That we have raised the minimum offering amount for shares; and

•	A modification to the subscription agreement.

Minimum Offering Amount Raised
We have raised the minimum offering amount of $2,000,000. As of September 27, 2017, we have sold approximately $2,525,572 shares of common stock.
Modification of Subscription Agreement
The Subscription Agreement has been updated to include new subscription instructions. Attached is the new Subscription Agreement which will replace the Subscription Agreement originally attached as Exhibit 4.